Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
November 7, 2006
Extendicare Announces Decision to Proceed
with its Reorganization and 2006 Third Quarter Results
MARKHAM, ONTARIO – Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) today reported 2006 third quarter earnings from health care operations, excluding restructuring costs and other one-time items, of $20.8 million ($0.30 per diluted share) compared to $21.5 million ($0.31 per diluted share) in the 2005 third quarter. Restructuring costs and related taxes associated with the Reorganization totalled $15.8 million ($0.23 loss per diluted share) in the 2006 third quarter. As well, other one-time items negatively affected results, which are outlined on the table under the third quarter results discussion. Earnings from continuing operations, after restructuring costs and other one-time items, were $2.5 million ($0.04 per diluted Subordinate Voting Share) compared to earnings of $29.8 million ($0.44 per diluted Subordinate Voting Share) in the 2005 third quarter.
The Reorganization
Extendicare Inc. (“Extendicare” or the “Company”) announced today that it intends to complete its Reorganization on November 10, 2006. Under the Reorganization, Extendicare will distribute to Extendicare shareholders Assisted Living Concepts, Inc. (ALC) and convert the remaining business of Extendicare into a Canadian real estate investment trust (a “REIT”). Holders of Extendicare Subordinate Voting Shares will receive for each share one Class A common share of ALC and one Extendicare REIT unit or, if they have elected, one exchangeable limited partnership unit (Exchangeable LP Unit). Holders of Extendicare Multiple Voting Shares will receive for each share one Class B common share of ALC and 1.075 Extendicare REIT units or, if they have elected, 1.075 Exchangeable LP Units. The Extendicare REIT units will be listed for trading on November 10, 2006 on the Toronto Stock Exchange and the ALC Class A common shares will be listed for trading on November 10, 2006 on the New York Stock Exchange.
As previously announced, Extendicare had concluded all matters to complete its Reorganization on November 1, 2006. On the evening of October 31, 2006, the Minister of Finance announced the Tax Fairness Plan for Canadians, which included proposals (the “Proposals”) to tax income received by income trusts at corporate rates and to treat distributions of such income as taxable dividends in the hands of unitholders. The Proposals generally apply to the 2007 and subsequent taxation years, except that in the case of income trusts that were trading before November 1, 2006, the Proposals are deferred for a four year period and do not take effect until the 2011 and subsequent taxation years. The Proposals do not apply to certain exempted REITs. Under the technical provisions of the Proposals as announced, the Extendicare REIT will not be eligible for the four year deferral nor will it qualify as an exempt REIT. Although Extendicare intends to make submissions to the Department of Finance that the Extendicare REIT should be exempted from the Proposals, there can be no assurance that the Proposals will be amended so that the Extendicare REIT qualifies as an exempt REIT.
In response to the Minister of Finance’s announcement of the Proposals, the Extendicare Board of Directors met on the evening of October 31, 2006 and decided to delay the implementation of the Reorganization until the Board had the opportunity to give further consideration to the potential consequences of the Proposals on the Reorganization.
After taking into account the recommendations of senior management, the advice of its financial and legal advisors and consultations with various stakeholders, and after carefully considering the merits of completing the Reorganization, the Directors have unanimously decided that it is in the best interests of Extendicare and its shareholders to complete the Reorganization as soon as possible, even if the Extendicare REIT does not qualify for the four year deferral or as an exempt REIT under the Proposals. The Board believes the Reorganization represents a fundamental realignment of Extendicare’s businesses which remains important and in the best interests of the Extendicare shareholders. Although the Board is disappointed that the new tax regime applicable to income trusts under the Proposals may apply to the Extendicare REIT, it has carefully reviewed the alternatives and has concluded that even if the Extendicare REIT does not qualify as an exempt REIT under the Proposals, the merits of proceeding with the Reorganization at this time remain compelling.

The Extendicare REIT was determined to be an effective structure to conduct Extendicare’s long-term care operations. The REIT structure is designed to provide superior returns to its unitholders, to accommodate its existing operations and to effectively facilitate its strategic acquisition plans.
“From the beginning it was clear that maintaining the status quo was never an option if we were to increase shareholder value,” commented Mel Rhinelander President and CEO of Extendicare. “We are pleased to announce a successful conclusion to Extendicare’s reorganization process and look forward to ALC and Extendicare REIT providing strong returns to their shareholders in the future.”
Phil Small, President and COO of Extendicare Health Services, Inc. (EHSI) and incoming President and CEO of Extendicare REIT commented, “We are now focused on running the day to day operations of the REIT as well as looking at a number of attractive acquisition opportunities.”
As a result of the new distribution tax imposed under the Proposals, the Extendicare REIT trustees expect that the initial annual distribution to Extendicare REIT unitholders will be $1.11 per unit, which compared to $1.20 per unit as previously disclosed under the pre-Plan tax regime is not materially different on an after tax basis to an individual unitholder at the highest marginal tax rate, once the recent proposals to amend the federal dividend tax credit are phased in.
Exchanges of Exchangeable LP Units into Extendicare REIT units will be permitted any time instead of ninety days after the closing of the Reorganization as originally contemplated. The Directors believe that providing liquidity for the Exchangeable LP Units is important in view of the Proposals. Extendicare expresses no view as to whether any investor should or should not convert into Extendicare REIT units. Investors should be aware that an exchange into Extendicare REIT units could result in a capital gain to the investor.
Extendicare REIT is continuing to actively identify and review strategic value enhancing acquisition opportunities in both Canada and the United States. The REIT is reviewing several such opportunities currently and negotiations are progressing for its acquisition of a skilled nursing home business in the United States, which operates approximately 30 facilities. The REIT Trustees expect to be in a position to make a public announcement on this matter in the near future.
As disclosed in the Extendicare management proxy circular for the meeting relating to the Reorganization, the Extendicare REIT has adopted a distribution reinvestment plan. Extendicare REIT unitholders who are residents of Canada and holders of exchangeable LP units will have the opportunity to participate in the plan to acquire additional units at a 3% discount, commencing immediately including in respect of the first distribution on January 15, 2007. The election forms will be sent to Extendicare REIT unitholders and exchangeable LP unitholders shortly. Although the Extendicare REIT trustees are not making any recommendation in this regard, unitholders should carefully consider this option.

Quarters ended September 30, 2006 and 2005
The following table outlines the components of the Company’s earnings from continuing operations for the quarters ended September 30, 2006 and 2005.

	Three months ended Sept 30
Components of Earnings from Continuing Operations(1)	2006		2005
	After	Diluted	After	Diluted
(thousands of Canadian dollars except per share amounts)	-tax	EPS (2)	-tax	EPS (2)

Continuing health care operations before undernoted (1)	20,843	$0.30	21,513	$0.31
Valuation gain (loss) on interest rate lock and caps	(9,361)	(0.13)	89	—
Gain (loss) from restructuring charges, asset impairment, disposals and other items	(11,663)	(0.17)	7,474	0.10
Taxes associated with reorganization	1,430	0.02	—	—

	1,249	$0.02	29,076	$0.41
Share of equity accounted earnings	1,239	0.01	764	0.01

Earnings from continuing operations	2,488	$0.03	29,840	$0.42

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per share prior to the Subordinate Voting Share preferential dividend.

Diluted Earnings per Share from Continuing Operations (3)	Q3 2006	Q3 2005

Subordinate Voting Share	$0.04	$0.44
Multiple Voting Share	$0.01	$0.41

(3)	After giving effect to the Subordinate Voting Share preferential dividend of $0.025 in each of the third quarters of 2006 and 2005.
EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis declined 1.9% to 2,181 in the 2006 third quarter from 2,224 in the 2005 third quarter. Medicare ADC also declined by 3.1% compared to the 2006 second quarter, which is the normal trend between these quarters. As a percent of same-facility nursing home census, Medicare ADC was 17.6% in the 2006 third quarter compared to 17.7% in the 2005 third quarter, and 18.1% in the 2006 second quarter. During the 2006 third quarter, nursing home occupancy on a same-facility basis declined to 90.9% from 92.7% in the 2005 third quarter, and from 91.4% in the 2006 second quarter.
EHSI’s average daily Medicare Part A rate increased 7.0% to US$368.72 in the 2006 third quarter from US$344.51 in the 2005 third quarter. Approximately 36.9% of Medicare census patients were classified under the nine new Resource Utilization Group (RUGs) categories that took effect January 1, 2006, which resulted in an increase in the number of therapy residents to 82.5% in the 2006 third quarter from 79.8% in the 2005 fourth quarter.
Extendicare’s earnings from continuing health care operations, excluding restructuring costs and other one-time items, were $20.8 million ($0.30 per diluted share) in the 2006 third quarter compared to $21.5 million ($0.31 per diluted share) in the 2005 third quarter. Restructuring costs and related taxes associated with the Reorganization totalled $15.8 million ($0.23 loss per diluted share) in the 2006 third quarter. As well, other one-time items negatively affected results, which are discussed below. Earnings from continuing operations, after restructuring costs and other one-time items, were $2.5 million ($0.04 per diluted Subordinate Voting Share) compared to earnings of $29.8 million ($0.44 per diluted Subordinate Voting Share) in the 2005 third quarter.
The Company reported an overall loss from restructuring charges, asset impairment, disposals and other items of pre-tax $18.2 million in the 2006 third quarter compared to a gain of $11.9 million in the 2005 third quarter. As well, the Company recorded a pre-tax loss on the valuation of interest rate lock and caps during the 2006 third quarter of $16.6 million, compared to a gain of $0.1 million in the 2005 third quarter. In addition, the Company booked a future income tax benefit of $1.4 million in the 2006 third quarter related to EHSI’s investment in ALC. On an after-tax basis these items totalled a loss of $19.6 million ($0.28 loss per diluted share) in the 2006 third quarter, compared to a gain of $7.6 million in the 2005 third quarter ($0.10 per diluted share). Excluding these items, earnings from continuing health care operations were $20.8 million ($0.30 per diluted share) compared to $21.5 million ($0.31 per diluted share) in the 2005 third quarter. This decline in results for the 2006 third quarter was from the U.S. operations.
Earnings from continuing U.S. operations were $2.8 million in the 2006 third quarter compared to $24.2 million in the 2005 third quarter, representing a decline of $21.4 million. Excluding an unfavourable $19.9 million variance of the one-time items discussed above attributable to the U.S. operations, earnings were $16.1 million in the 2006 third quarter compared to $17.6 million in the 2005 third quarter, reflecting a decline of $1.5 million. The contribution from newly acquired or constructed facilities and nursing home funding increases was offset by below inflation rate increases, increased costs of care, and lower overall occupancy between quarters. EHSI’s average same-facility Medicaid rates increased only 2.9% in the 2006 third quarter over those of the 2005 third quarter (adjusted for prior period Medicaid settlements, net of higher provider tax costs), while average nursing home wage rates increased 5.3%. The U.S. operations benefited from a lower effective tax rate during the 2006 third quarter as a result of the expiration of certain statutes of limitations for U.S. tax liabilities, partially offset by the non-renewal for 2006 of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
Continuing Canadian operations reported a loss of $1.6 million in the 2006 third quarter compared to earnings of $4.8 million in the 2005 third quarter. Excluding an unfavourable $7.3 million variance of the one-time items discussed above earnings from Canadian operations were $4.7 million in the 2006 third quarter compared to $3.8 million in the 2005 third quarter, reflecting an improvement of $0.9 million.
Consolidated revenue from continuing operations improved by $15.0 million, or 3.1%, to $500.7 million in the 2006 third quarter compared to $485.7 million in the 2005 third quarter. Newly acquired or constructed facilities (including the acquisition of ALC in 2005) generated revenue of $72.9 million in the 2006 third quarter and $59.1 million in the 2005 third quarter, for a net improvement of $13.8 million. The stronger Canadian dollar negatively impacted remaining same-facility revenue by $20.4 million. Excluding these items, revenue improved between periods by $21.6 million.
U.S. operations revenue on a same-facility basis improved by $14.2 million (US$11.8 million, or 4.8%, in its functional currency) primarily due to increases in average rates, partially offset by lower nursing home occupancy and a decline in outpatient therapy revenue due to prior period Medicaid settlements.
Revenue from Canadian operations grew $7.4 million, or 5.7%, in the 2006 third quarter compared to the 2005 third quarter. Of this improvement, $4.7 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $2.7 million, or 8.5%, due to a 5.8% increase in hours of service and 2.5% increase in average rates.
Consolidated EBITDA declined $4.7 million to $63.0 million in the 2006 third quarter from $67.7 million in the 2005 third quarter, and as a percent of revenue was 12.6% compared to 13.9%. Newly acquired or constructed facilities (including the acquisition of ALC in 2005) contributed $14.7 million to EBITDA in the 2006 third quarter and $13.3 million in the 2005 third quarter, while the stronger Canadian dollar negatively impacted the comparison of earnings on a same-facility basis by $2.4 million. Prior to these items, EBITDA was lower by $3.7 million. Same-facility results for the 2006 third quarter were unfavourably impacted by: Medicaid rate increases, net of provider taxes, of 2.9% compared to a 7.6% increase in U.S. wages and benefits; increased provision for bad debts; increased costs of care, and lower overall occupancy in the U.S. operations between periods.
U.S. EBITDA on a same-facility basis declined by $4.0 million (US$3.3 million). The improvement in revenue of US$11.8 million was offset by US$15.1 million of higher operating, administrative and lease costs. Labour-related costs grew by US$11.2 million representing a 7.6% increase over the 2005 third quarter. As well, the provision for bad debts increased by US$1.5 million, of which US$1.3 million related to two managed homes in Pennsylvania.
EBITDA from Canadian operations was $13.3 million in the 2006 third quarter compared to $13.1 million in the 2005 third quarter. The $7.4 million improvement in revenue was partially offset by higher operating, administrative and lease costs of $7.2 million. Labour costs accounted for $5.7 million of this increase, represented by nursing home wage cost increases tied to funding enhancements, and increased home health care hours of service. In each of the third quarters of 2006 and 2005, labour costs represented 83.0% and 83.2% of operating and administrative costs and 74.5% and 74.3% of revenue, respectively.
The Company reported a tax recovery of $6.3 million in the 2006 third quarter compared to a provision of $17.0 million in the 2005 third quarter. The effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset impairment, disposals and other items, which included non-deductible items. Excluding these items, the 2006 third quarter effective tax rate would have been 29.9%, compared to 36.8% in the 2005 third quarter. The decrease in the effective tax rate in the 2006 third quarter from the same 2005 quarter was primarily due to the expiration of certain statutes of limitations for U.S. tax liabilities of $3.1 million, partially offset by the non-renewal for 2006 of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
During the 2006 third quarter, Extendicare completed an interim independent actuarial review, which confirmed the adequacy of its reserves for resident care liabilities, and as a result the Company released US$1.0 million of reserves in the quarter. The 2005 third quarter results also included a US$1.0 million release of reserves as a result of an interim actuarial review.

Nine Months ended September 30, 2006 and 2005
Extendicare’s earnings from continuing health care operations, excluding restructuring costs and other one-time items, were $56.1 million ($0.81 per diluted share) in the first nine months of 2006 compared to $69.2 million ($0.99 per diluted share) in the same 2005 period. Restructuring costs and related taxes associated with the Reorganization totalled $39.0 million ($0.57 loss per diluted share) in the first nine months of 2006. As well, other one-time items negatively affected results, which are discussed below. Earnings from continuing operations, after restructuring costs and other one-time items, were $17.2 million ($0.25 per diluted Subordinate Voting Share) for the first nine months of 2006 compared to $78.8 million ($1.14 per diluted Subordinate Voting Share) in the same 2005 period.
The Company reported an overall loss from restructuring charges, asset impairment, disposals and other items of pre-tax $26.5 million in the first nine months of 2006, of which $20.9 million were costs related to the Reorganization, compared to a gain of $12.9 million in the same 2005 period. As well, the Company recorded a pre-tax loss on the valuation of interest rate lock and caps during the first nine months of 2006 of $16.2 million, compared to a loss of $2.6 million in the same 2005 period. In addition, the Company booked a future income tax provision of $15.7 million in connection with the Reorganization, related primarily to withholding taxes on undistributed earnings of EHSI. On an after-tax basis these items totalled a loss of $42.6 million ($0.62 loss per diluted share) in the first nine months of 2006, compared to a gain of $6.5 million in the same 2005 period ($0.09 per diluted share). Excluding these items, earnings from continuing health care operations were $56.1 million ($0.81 per diluted share) in the first nine months of 2006 compared to $69.2 million ($0.99 per diluted share) in the same 2005 period. This decline resulted from a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, and lower Medicare census.
Earnings from continuing U.S. operations were $13.3 million in the first nine months of 2006 compared to $65.0 million in the same 2005 period. Excluding a $38.3 million unfavourable variance from one-time items discussed above, earnings from U.S. operations were $46.1 million in the first nine months of 2006 compared to $59.5 million in the same 2005 period, reflecting a decline of $13.4 million. Prior period settlement adjustments were lower by $7.7 million, with $2.2 million recorded in the first nine months of 2006 compared to $9.9 million in the same 2005 period. Improvements from newly acquired or constructed facilities, nursing home funding increases and a favourable effective income tax rate, were primarily offset by below inflation rate increases, increased costs of care, and lower overall occupancy between periods. EHSI’s average Medicaid rates on a same-facility basis increased only 1.3% in the first nine months of 2006 compared to the same 2005 period (adjusted for prior period Medicaid settlements, net of the higher provider tax costs), while average nursing home wage rates increased 4.4%.
Earnings from continuing Canadian operations were $0.2 million in the first nine months of 2006 compared to $10.7 million in the same 2005 period. Excluding an unfavourable $10.8 million variance from one-time items discussed above, earnings from Canadian operations were $10.0 million compared to $9.7 million in the first nine months of 2005. As a result of lower enacted future income tax rates, the Canadian operations recorded a future income tax recovery of $0.8 million in the first nine months of 2006. Funding improvements and increased home health care hours of service were offset by enhanced costs of care and higher share-based compensation costs.
Consolidated revenue from continuing operations improved by $3.5 million to $1,478.1 million in the first nine months of 2006 compared to the same 2005 period. Newly acquired or constructed facilities generated revenue of $204.1 million in the first nine months of 2006 and $154.1 million in the same 2005 period, for a net improvement of $50.0 million. However, revenue between periods was negatively impacted by lower prior period settlement adjustments of $31.7 million, with $2.2 million received in the first nine months of 2006 compared to $33.9 million in the same 2005 period, and the stronger Canadian dollar on remaining same-facility revenue of $69.9 million. Excluding these items, revenue improved between periods by $55.1 million, or 4.3%.
U.S. operations revenue on a same-facility basis, and excluding prior period settlement adjustments, improved by $32.7 million (US$26.7 million, or 3.6%, in its functional currency) primarily due to increases in average rates, partially offset by lower nursing home occupancy.
Revenue from Canadian operations grew $22.4 million, or 5.9%, in the first nine months of 2006 compared to the same 2005 period. Of this improvement, $14.1 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $9.3 million, or 9.8%, due to a 7.0% increase in hours of service and 2.4% increase in average rates. Other revenue from Canadian operations declined by $1.0 million primarily due to one-time development fees earned in 2005.
Consolidated EBITDA declined $24.1 million to $184.1 million in the first nine months of 2006 from $208.2 million in the same 2005 period, and as a percent of revenue was 12.5% compared to 14.1%. Newly acquired or constructed facilities contributed $41.3 million to EBITDA in the first nine months of 2006 compared to $33.8 million in the same 2005 period, an improvement of $7.5 million. The comparison of earnings on a same-facility basis was negatively impacted by lower prior period settlement adjustments of $7.7 million and the impact of a stronger Canadian dollar of $8.6 million. Prior to these items, EBITDA was lower by $15.3 million. Results for 2006 were unfavourably impacted by: same-facility Medicaid rate increases, net of provider taxes, of 1.3% compared to a 6.0% increase in U.S. wages and benefits; increased provision for bad debts, of which $1.6 million related to two managed facilities; higher share-based compensation costs of $1.5 million, increased costs of care, and lower overall occupancy in the U.S. operations between periods.
U.S. EBITDA on a same-facility basis, excluding net prior period settlement adjustments, declined by $13.3 million (US$10.9 million). The improvement in revenue of US$26.7 million was offset by US$37.6 million of higher operating, administrative and lease costs. Labour-related costs grew by US$26.6 million representing a 6.0% increase over the same 2005 period.
EBITDA from Canadian operations was $33.4 million in the first nine months of 2006 compared to $35.4 million in the same 2005 period. The revenue improvement of $22.4 million was offset by higher operating, administrative and lease costs of $24.4 million. Labour costs accounted for $20.3 million of this increase, represented by nursing home wage cost increases tied to funding enhancements, increased home health care hours of service, and $1.0 million of higher share-based compensation costs. For the Canadian operations, labour costs represented 82.7% and 82.6% of operating and administrative costs in each of the first nine months of 2006 and 2005, respectively. As a percent of revenue, labour costs were 75.3% and 74.4%, respectively.
The Company reported a tax provision of $28.1 million in the first nine months of 2006 compared to $46.0 million in the same 2005 period. The effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset impairment, disposals and other items, which included non-deductible items, as well as tax provisions to do with the Reorganization. Upon completion of the Reorganization, the earnings of EHSI will be distributed to the Company’s unitholders on an ongoing basis, and will attract withholding taxes, and the difference in EHSI’s carrying value of its investment in ALC and its tax basis will be realized. As a result, the Company recorded a future income tax provision of $15.7 million pertaining to these items. Excluding these items, the effective tax rate for the first nine months of 2006 would have been 33.4% compared to 37.9% in the same 2005 period. The 2006 effective tax rate is lower because of a number of items. In June 2006 the Canadian Federal Government enacted a reduction in the general corporate tax rates. Accordingly, the Company recorded a future income tax recovery of $0.8 million during the 2006 second quarter. In addition, as a result of the expiration of certain statutes of limitations of U.S. tax liabilities, a recovery of $4.2 million was recognized. Excluding these items, the effective tax rate in the first nine months of 2006 would have been 39.4%, which was higher than the effective rate for the first nine months of 2005 primarily due to the non-renewal of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
Other
The consolidated results of Extendicare for the first nine months of 2006, included the operations of ALC to be distributed of 206 assisted living facilities, which contributed revenue of approximately $190.9 million (US$168.6 million), operating and administrative costs of $135.1 million (US$119.3 million), and lease costs of $12.3 million (US$10.9 million).
About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 441 nursing and assisted living facilities in North America, with capacity for 35,100 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,500 people in North America.
Following completion of the distribution of ALC, representing 206 assisted living facilities, Extendicare will operate 226 nursing homes and nine assisted living facilities, with capacity for over 26,800 residents.
On November 8, 2006, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the third quarter ended September 30, 2006. The call will be webcast live, and archived, in the investor information section of Extendicare’s website at www.extendicare.com. Alternatively, the call in number is 1-866-898-9626 or 416-340-2216. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on November 24, 2006. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3200048. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.
Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.

Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the Company has excluded the line items “valuation loss (gain) on interest rate lock and caps” and “loss (gain) from restructuring charges, asset impairment, disposals and other items”. These line items are reported separately because they relate to the change in fair value of interest rate lock and caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for restructuring costs and ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately, and excludes them from EBITDA, because such items are transitional in nature, and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, or as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and in making financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.
In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.
For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

	Three months ended		Nine months ended
(thousands of Canadian dollars except per share amounts)	September 30		September 30
	2006	2005	2006	2005
		(restated)		(restated)
Revenue
Nursing and assisted living centres
United States	350,795	344,097	1,036,246	1,057,234
Canada	101,313	96,555	295,686	281,609
Outpatient therapy — U.S.	2,525	3,467	9,025	10,422
Home health — Canada	34,474	31,787	103,476	94,210
Other	11,550	9,769	33,652	31,104

	500,657	485,675	1,478,085	1,474,579
Operating and administrative costs	430,191	410,013	1,271,381	1,243,737
Lease costs	7,501	7,930	22,568	22,612

EBITDA (1)	62,965	67,732	184,136	208,230
Depreciation and amortization	16,834	17,470	50,437	50,001
Accretion expense	335	335	1,013	1,018
Interest, net	16,061	15,876	48,433	45,787
Valuation loss (gain) on interest rate lock and caps	16,627	(146)	16,165	2,599
Loss (gain) from restructuring charges, asset impairment, disposals and other items	18,172	(11,918)	26,518	(12,911)

Earnings (loss) from continuing health care operations before income taxes	(5,064)	46,115	41,570	121,736

Income taxes
Current	2,332	16,641	23,197	40,619
Future (reduction)	(7,215)	398	(10,790)	5,398
Future associated with reorganization	(1,430)	—	15,696	—

	(6,313)	17,039	28,103	46,017

Earnings from continuing health care operations	1,249	29,076	13,467	75,719
Share of equity accounted earnings	1,239	764	3,692	3,053

Earnings from continuing operations	2,488	29,840	17,159	78,772
Loss from discontinued operations, net of income taxes	(832)	(1,090)	(4,143)	(7,078)

Net earnings	1,656	28,750	13,016	71,694

Earnings per Subordinate Voting Share ($)
Basic
Earnings from continuing operations	0.04	0.44	0.25	1.15
Net earnings	0.03	0.42	0.19	1.05

Diluted
Earnings from continuing operations	0.04	0.44	0.25	1.14
Net earnings	0.03	0.42	0.19	1.04

Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	0.01	0.41	0.18	1.07
Net earnings	0.00	0.39	0.12	0.97

Diluted
Earnings from continuing operations	0.01	0.41	0.18	1.06
Net earnings	0.00	0.39	0.12	0.96

(1)	Refer to discussion on non-GAAP measures.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

	Three months ended		Nine months ended
(thousands of Canadian dollars)	September 30		September 30
	2006	2005	2006	2005
		(restated)		(restated)
Cash provided by (used in) operations
Net earnings	1,656	28,750	13,016	71,694
Adjustments for:
Depreciation and amortization	16,829	17,871	50,573	51,568
Provision for self-insured liabilities	2,453	2,951	8,820	10,694
Payments for self-insured liabilities	(2,680)	(4,199)	(12,573)	(14,164)
Future income taxes	(10,245)	(1,628)	1,995	382
Valuation loss (gain) on interest rate lock and caps	16,627	(146)	16,165	2,599
Loss (gain) from restructuring charges, asset impairment, disposals and other items	18,405	(13,478)	28,562	(7,402)
Undistributed share of earnings from equity investments	(1,239)	(764)	(3,692)	(3,053)
Other	533	118	925	541

	42,339	29,475	103,791	112,859
Net change in operating assets and liabilities
Accounts receivable	(18,382)	12,569	(40,560)	(23,083)
Inventories, supplies and prepaid expenses	624	1,948	(3,969)	(5,647)
Accounts payable and accrued liabilities	111	(12,277)	15,393	3,774
Income taxes	(8,077)	6,053	(10,366)	1,188

	16,615	37,768	64,289	89,091

Cash provided by (used in) investment activities
Property and equipment	(23,490)	(20,577)	(55,804)	(56,777)
Acquisitions, net of cash acquired	(11,769)	—	(39,842)	(181,315)
Net proceeds from dispositions	—	11,175	1,944	11,175
Other assets	480	10,085	8,987	14,420

	(34,779)	683	(84,715)	(212,497)

Cash provided by (used in) financing activities
Issue (repayment) on line of credit	52,005	(75,797)	71,354	1,204
Repayment of long-term debt	(2,490)	(45,541)	(7,444)	(73,393)
Issue of long-term debt	—	103,544	—	103,544
Decrease (increase) in investments held for self-insured liabilities	(1,711)	540	3,228	8,426
Purchase of shares for cancellation	(30)	(132)	(376)	(11,717)
Dividends paid	(3,281)	(3,304)	(9,870)	(6,798)
Financial costs	(21,205)	(1,156)	(21,205)	(1,310)
Other	4,280	6,053	4,648	11,387

	27,568	(15,793)	40,335	31,343

Foreign exchange loss on cash held in foreign currency	(47)	(1,739)	(241)	(834)

Increase (decrease) in cash and cash equivalents	9,357	20,919	19,668	(92,897)
Cash and cash equivalents at beginning of period	32,920	42,377	22,609	156,193

Cash and cash equivalents at end of period	42,277	63,296	42,277	63,296

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	September 30	December 31
(thousands of Canadian dollars)	2006	2005
		(restated)
Assets
Current assets
Cash and short-term investments	42,277	38,255
Marketable securities (market value $2,409 and $6,655, respectively)	2,409	6,460
Accounts receivable	200,417	170,649
Income taxes recoverable	21,481	11,711
Future income tax assets	33,339	24,437
Inventories, supplies and prepaid expenses	31,180	22,620

	331,103	274,132
Property and equipment	1,110,921	1,111,108
Goodwill and other intangible assets	96,073	99,451
Other assets	138,002	143,327

	1,676,099	1,628,018
Equity accounted investments	76,169	72,445

	1,752,268	1,700,463

Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	—	15,646
Accounts payable	36,228	38,394
Accrued liabilities	250,539	206,079
Accrual for self-insured liabilities	19,560	22,679
Current maturities of long-term debt	14,877	21,151
Future income taxes	16,121	—

	337,325	303,949
Accrual for self-insured liabilities	40,804	43,986
Long-term debt	823,545	775,243
Other long-term liabilities	69,809	66,612
Future income tax liabilities	18,708	24,137

	1,290,191	1,213,927
Share capital and contributed surplus	298,928	308,891
Retained earnings	204,770	202,017
Foreign currency translation adjustment account	(41,621)	(24,372)

	1,752,268	1,700,463

Closing US/Cdn. dollar exchange rate	1.1177	1.1630

EXTENDICARE INC.
Financial and Operating Statistics

	Three months ended		Nine months ended
(dollar amounts in Canadian dollars, unless otherwise noted)	September 30		September 30
	2006	2005	2006	2005

Revenue (millions)
United States (US dollars)	$323.6	$296.0	$947.7	$892.4

United States	$363.0	$355.5	$1,073.4	$1,092.3
Canada	137.6	130.2	404.7	382.3

	$500.7 (1)	$485.7	$1,478.1	$1,474.6

EBITDA (millions)
United States (US dollars)	$44.3	$45.6	$133.1	$141.2

United States	$49.7	$54.7	$150.7	$172.9
Canada	13.3	13.1	33.4	35.4

	$63.0	$67.7 (1)	$184.1	$208.2 (1)

Health Care Earnings (Loss) from Continuing Operations (millions)
United States (US dollars)	$2.7	$20.3	$11.9	$53.3

United States	$2.8	$24.2	$13.3	$65.0
Canada	(1.6)	4.8	0.2	10.7

	$1.2	$29.1 (1)	$13.5	$75.7

Health Care Net Earnings (Loss) (millions)
United States (US dollars)	$2.0	$19.5	$8.3	$47.6

United States	$2.0	$23.2	$9.2	$57.9
Canada	(1.6)	4.8	0.2	10.7

	$0.4	$28.0	$9.3 (1)	$68.6

Components of Diluted Earnings (Loss) per Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted and after preferred share dividends	$0.30	$0.31	$0.81	$0.99
Valuation gain (loss) on interest rate lock and caps	(0.13)	—	(0.13)	(0.02)
Gain (loss) from restructuring charges, asset impairment, disposals and other items	(0.17)	0.10	(0.26)	0.11
Taxes associated with reorganization	0.02	—	(0.23)	—
Share of equity accounted earnings	0.01	0.01	0.05	0.04

Earnings from continuing operations	0.03	0.42	0.24	1.12
Discontinued operations, net of income taxes	(0.01)	(0.01)	(0.06)	(0.10)

Net earnings	$0.02	$0.41	$0.18	$1.02

Diluted Earnings per Share from Continuing Operations
Subordinate Voting Share	$0.04	$0.44	$0.25	$1.14
Multiple Voting Share	$0.01	$0.41	$0.18	$1.06

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	34.3%	33.0%	35.2%	33.5%
Private/other	16.5	15.6	16.2	14.9
Medicaid	49.2	51.4	48.6	51.6
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,181	2,224	2,255	2,358
Private/other	1,891	1,957	1,909	1,956
Medicaid	8,292	8,399	8,266	8,320

	12,364	12,580	12,430	12,634

Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$405.70	$378.94	$402.51	$373.74
Private/other	225.68	196.97	220.37	197.43
Medicaid	155.27	148.61	152.62	148.53
Medicare Part A only	368.72	344.51	368.30	342.33

U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	90.9%	92.7%	91.6%	92.9%
Assisted living facilities	81.6	83.9	81.7	84.2
Combined U.S. nursing and assisted living facilities	89.9	91.8	90.6	92.1
Canadian facilities average occupancy (same-facility basis)	98.4	98.1	98.1	97.7
Extendicare Inc. total average occupancy (same-facility basis)	92.7	93.9	93.0	93.9
Average US/Cdn. dollar exchange rate	1.1216	1.2016	1.1326	1.2240

(1)	Does not add due to rounding.